Advanced Micro Devices, Inc.
2485 Augustine Drive
Santa Clara, California 95054
Tel: 408-749-4000
www.amd.com

October 4, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street NE
Washington, D.C. 20549
Attention: Anuja Majmudar, Karina Dorin
RE:     Advanced Micro Devices, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed February 27, 2023
File No. 001-07882
Dear Mss. Majmudar and Dorin:
On behalf of Advanced Micro Devices, Inc. (the “Company” or “AMD”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated September 8, 2023 relating to the Company’s Form 10-K for the year-ended December 31, 2022 (the “2022 Form 10-K”). Reference is made to the Company’s letter dated August 31, 2023 (“Initial Response Letter”) in response to the SEC’s initial comment letter dated August 3, 2023.
Response Dated August 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 40
1.We note your response to prior comment 2 states that you did not identify any indirect consequences of climate-related regulation or business trends for purposes of your reporting to the Commission. Please include a discussion explaining in greater detail your analysis and how you concluded on the materiality of each of the items for which disclosure was not deemed necessary. For example, explain how you determined that your customer’s interest in reducing greenhouse gas emissions and using alternate energy sources did not correlate to increases or decreases in demand for your products and technologies. In that regard, we note your CDP Climate Change submission reflects that you work closely with customers to identify climate challenges and solutions and engage customers on matters related to energy efficiency and climate in order to inform your product design and other environmental initiatives. Please also tell us how you considered the impact that climate-related regulation or business trends of your suppliers, including the manufacturers of your wafer supplies, may have on your business and operations.

In addition, we note your response reflects that you do not currently anticipate any material reputational risks resulting from your operations or products that produce material greenhouse emissions. Please expand your disclosure to discuss the potential adverse consequences to your reputation resulting from your operations that produce greenhouse gas emissions.

•Please include a discussion explaining in greater detail your analysis and how you concluded on the materiality of each of the items for which disclosure was not deemed necessary.

-decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

-increased demand for goods that result in lower emissions than competing products.

Consistent with the Company’s Initial Response Letter, while the Company engages with its customers in discussions about greenhouse gas emissions, the Company has not experienced decreased demand for its products or technology because such products contribute to a customer’s production of greenhouse gas emissions or are related to carbon-based energy sources. Nor has the Company experienced increased customer demand for its products or technology due to lower emissions than competing products. The Company assesses the impact of increases or decreases in demand, and degree to which underlying factors are likely to have a Material (as that term is defined in the Company’s Initial Response Letter) impact on demand, by assessing the degree to which any such increases or decreases in demand are likely to have a Material impact on the Company’s business, financial condition or results of operations.

During the applicable periods, through its customer engagement processes, the Company determined that its customers’ interest in reducing greenhouse gas emissions and using alternate energy sources did not correlate to Material increases or decreases in demand for the Company’s products and technologies. Specifically, in order to assess customer demand including the degree to which certain factors have a Material impact on demand, the Company monitors customer demand through a variety of ways including direct customer discussions, external market surveys of end users, external market analysis, and assessments of sales, forecasts, shipment volumes and inventory levels. As discussed in the Initial Response Letter, these processes have revealed that there are several factors that can drive demand for the Company’s products and technology, including: timely product introductions, product quality, product features and capabilities, reliability, processor clock speed, performance, size (or form factor), selling price, cost, adherence to industry standards (and the creation of open industry standards), level of integration, software and hardware compatibility, ease of use and functionality of software design tools, completeness of applicable software solutions, security and stability, brand recognition and availability.

As part of its value proposition to its customers, the Company continues to focus on what is important to customers based on feedback provided by them through the Company’s customer engagement efforts. This customer feedback primarily reflects that performance and the economic consideration of total cost of product ownership are the most critical considerations when purchasing the Company’s products. While total cost of ownership may, in part, include consideration of product energy efficiency, the Company’s customer engagement efforts have found that the financial cost to meet its customers’ performance requirements is the primary driver of the total cost of ownership value proposition. As such, the Company strives to meet its customers’ performance requirements as well as their desire for competitive total cost of ownership. Specifically, during the periods covered by the 2022 Form 10-K, the external factors that the Company determined Materially affected demand for the Company’s products were industry-wide impacts caused by the COVID-19 pandemic in 2020 and 2021, new product introductions and uncertainty caused by weakened macroeconomic conditions experienced in the second half of 2022, and not climate- or greenhouse gas emissions-related factors.

As indicated in the Company’s Initial Response Letter, the Company communicates with direct customers about the efforts and challenges worldwide to reduce greenhouse gas emissions, including through the use of alternative energy sources, and communicates with direct customers about product energy efficiency, including power consumption and battery life. For example, the Company engages with its large data center customers to educate them about the Company’s 30x25 energy efficiency goal to deliver a 30x increase in energy efficiency by 2025, for the Company’s processors and accelerators powering servers for high-performance computing and artificial intelligence-training from a 2020 baseline, as described in the Company’s Corporate Responsibility Report. However, the Company has not seen evidence in its customer engagement processes that the degree to which products produce greenhouse gas emissions or are related to carbon-based energy sources is, in of itself, a meaningful driver of demand. Nor has the Company seen any discernable trend of customers changing their demand for its products or technology specifically for the purpose of achieving lower emissions than competing products.

In response to the Staff’s specific question regarding the Company’s CDP Climate Change submission, the Company notes two considerations. First, as discussed above, the Company considers energy efficiency to be an issue that is broader than driving lower emissions, the use of alternative energy sources or the production of greenhouse gas emissions. As discussed above, the Company’s customers are focused predominantly on the performance of the Company’s products and also on the cost savings associated with higher efficiency products, with total cost of ownership being a key driver of demand and the Company’s competitive landscape. Second, the Company notes that while its CDP Climate Change submission provides that the Company’s product energy efficiency gains can help customers reduce emissions, and supply chain resource efficiency initiatives can reduce energy/emission impacts in the supply chain, including in wafer manufacturing, these were examples of ESG “material” risks and opportunities. Consistent with the Company’s Initial Response Letter, the approach the Company takes to materiality, including its use of the word “material” in the CDP Climate Change submission is different from the approach the Company takes for the purposes of reporting to the SEC under U.S. federal securities law. Respectfully, the Company notes to the Staff that while the Company can and does help its customers in this way, that does not mean that these matters rise to the level of being Material for the purposes of its reporting to the SEC nor to the level of having a Material impact on the Company’s business, financial condition or results of operations.

In summary, during the periods covered by the 2022 Form 10-K, the Company has not seen evidence of any meaningful effect on demand related to whether the Company’s products or technology may contribute to a customer’s production of greenhouse gas emissions or are related to carbon-based energy sources, nor any discernable trend of customers changing their demand in any meaningful way for products or technology specifically for the purpose of achieving lower emissions than competing products.

-increased competition to develop innovative new products that result in lower emissions.

The Company’s strategy is to create and deliver the world’s leading high-performance and adaptive computing products across a diverse set of markets to solve the world’s most important challenges. The Company continually focuses on innovation and on executing to its product technology roadmap to deliver leadership products. While the Company consistently strives to build innovative and impactful products for a sustainable future, consistent with the Company’s Initial Response Letter and its responses above, during the applicable periods, the Company did not experience increased competition to develop new products to purposefully result in lower emissions. Also consistent with its Initial Response Letter and its responses above, the Company assesses the Materiality of increases or decreases in competition, and degree to which underlying factors are likely to have a Material impact on the competitive landscape, by assessing the degree to which any such increases or decreases are likely to have a Material impact on the Company’s business, financial condition or results of operations. The Company assesses its competitive landscape through the customer engagement process described above and by conducting external market analyses and competitive market analyses. There are a variety of factors as listed above that can drive demand and therefore competition. As indicated above, while total cost of ownership can be a Material factor that drives demand, and therefore competition, and energy efficiency can be part of the total cost of ownership analysis, lower emissions alone have not been revealed by the Company’s customer engagements and analysis to be a meaningful driver of competition to date.

-increased demand for generation and transmission of energy from alternative energy sources.

While the Company has set and pursues environmental sustainability goals to reduce its carbon footprint and consistently strives to build innovative and impactful products with increased energy efficiency, consistent with the Company’s Initial Response Letter and responses above, the Company has not experienced meaningful increased demand for products relating to the generation and transmission of energy from alternative energy sources to date. Also consistent with its Initial Response Letter and responses above, the Company assesses the Materiality of increases or decreases in demand, and degree to which underlying factors are likely to have a Material impact on demand, by assessing the degree to which any such increases or decreases in demand are likely to have a Material impact on the Company’s business, financial condition or results of operations. Using the same methods described above that the Company uses to assess customer demand, the Company determined for the covered applicable periods that it did not experience an increased or decreased demand for products and technologies based on generation or transmission of energy from alternative energy sources. As discussed above, there are many business reasons why customers may demand the Company’s products, and although energy efficiency does play a role because it can relate to total cost of ownership, the Company has not seen energy sources play any meaningful role in driving customer demand to date.

-any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Consistent with the Company’s Initial Response Letter, the Company has not experienced reputational risks resulting from operations or products that produce Material greenhouse gas emissions to date. Also consistent with the Company’s Initial Response Letter and responses above, the Company assesses the Materiality of reputational risks, and degree to which underlying factors are likely to have a Material impact on its reputation, by assessing the degree to which any such risks are likely to have a Material impact on the Company’s business, financial condition or results of operations.

The Company monitors how its reputation, and any changes to sentiment about its reputation, may impact its business, financial results, results of operations and access to capital. The Company monitors its reputation, in the context of how its products or operations relate to its reputation, by engaging with a broad stakeholder base including investors, customers, suppliers, and employees. This engagement includes the customer engagement processes discussed above, as well as solicitation of input from major institutional investors and analysts, direct manufacturing suppliers and employees. The Company also respectfully refers the Staff to its Initial Response Letter, which provides detail on how the Company’s evaluation of reputational risk fits into its overall enterprise risk management process, and also refers the Staff to the responses above, which discusses in further detail the factors that the Company sees as directly relating to demand for its products and its competitive landscape, any of which could also impact its reputation.

Regarding the Company’s products specifically, as discussed above, while energy efficiency may be part of customers’ assessment of the total cost of ownership of its products and technology in comparison to others in the marketplace, the Company’s engagement with them has not indicated that greenhouse gas emissions resulting from the Company’s business processes, products or technology are meaningful factors in their decision to purchase the Company’s products or technology or to their assessment of the Company’s reputation.

Regarding the Company’s operations specifically, the Company has not experienced reputational risks resulting from its operations that produce greenhouse gas emissions, nor does the Company anticipate any Material adverse consequences to its reputation resulting from its operations that produce greenhouse gas emissions. The Company is pursuing, and annually reports its progress toward, a science-based target (aligned with a 1.5˚C scenario) of a 50 percent absolute reduction in greenhouse gas emissions from the Company’s operations (Scope 1 and 2) by 2030, from a 2020 base year. This goal has been informed by input from various Company stakeholders, including customers, investors and employees. The Company also surveys at least annually a large portion of its direct manufacturing suppliers to assess their environmental performance, which in turn may indirectly affect the Company’s reputation. Through its ESG Executive Steering Committee, the Company has established a forum consisting of cross-functional leaders in the Company to understand and reconcile the feedback received from the stakeholder outreach. Additionally, as part of the Company's market analysis, the Company found that end users who were surveyed believed that the Company’s commitment to environmental sustainability was perceived as being more favorable relative to other technology companies. Based on the methods described above to assess the Company’s reputation, including the Company’s market analysis, as well as the Company’s ongoing engagement efforts, the Company’s greenhouse gas emissions from its operations have not been raised as a Material reputational risk by its stakeholders.

The Company also notes in the Risk Factors of the 2022 Form 10-K (We are subject to environmental laws, conflict minerals related provision of the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as a variety of other laws or regulations that could result in additional costs and liabilities) the reputational harm that the Company may experience if its suppliers are not in compliance with environmental laws. The Company also discusses in detail in the Risk Factors of the 2022 Form 10-K other factors that may have an impact on its reputation; for example, the Risk Factors address the Company’s ability to achieve expected manufacturing yields, the timely production of its products, IT outages, data loss, data breaches or cybersecurity attacks. The factors identified in the 2022 Form 10-K as potentially having an impact on the Company’s reputation, when taken together with all of the risk factors included in the 2022 Form 10-K, are the factors that the Company determined may have a Material impact on the Company’s financial condition, including through having an adverse impact on the Company’s reputation, at the time the 2022 Form 10-K was filed. The Company will continue to consider reputational risk and what factors may Materially impact its reputation, and revise its disclosure to the extent Material to the Company’s business, financial condition or results of operations.

With respect to the Staff’s specific question about the impact of climate-related regulation or business trends of the Company’s suppliers, the Company considers the impact that climate-related regulation or business trends of our suppliers, including our wafer suppliers, may have on the Company’s business and operations. The Company engages its direct suppliers on climate-related matters through its contractual terms and conditions, annual communication of the Company’s supplier code of conduct, periodic supplier business reviews and performance scorecards, and annual questionnaires on environmental matters. Although it is not feasible for the Company to predict all the ways in which future climate-related regulation or business trends may impact its suppliers, the Company, through its supplier engagement processes discussed above, has been able to estimate the degree to which its suppliers may have been impacted by climate-related regulation or business trends for the applicable periods. While some of the engagements the Company has with its suppliers are competitively sensitive, the Company has not found any impacts of climate-related regulation or business trends on its suppliers to be Material for the purposes of the Company’s business, financial condition or results of operations.

For all the reasons discussed above in each of the items requested to be addressed by the Staff, during the periods covered by the 2022 Form 10-K, the Company believes it has not experienced any Material indirect consequences of climate-related regulation or business trends. Further, at this time, the Company does not expect that any such consequences (should they materialize) are reasonably likely to have a Material impact to the Company’s business, financial condition or results of operations (including through an impact on the Company’s reputation) in the foreseeable future. The Company will continue to monitor the indirect consequences of climate-related regulation or business trends, and, to the extent Material to the Company’s business, financial condition or results of operations, the Company will disclose such consequences in future SEC filings, as required.

2.We note your response to prior comment 3. Please further address the following:

-Your response states that you did not consider water risks to be material for purposes of reporting in your Form 10-K, although your 2021-2022 Corporate Responsibility Report and CDP Water Submission indicates that the impact of water availability and quality is material to your direct wafer manufacturing suppliers. Please tell us how you considered disclosure regarding the impact of water availability and quality in the manufacturing of your products, including your determination of materiality on your business and operations.

As noted in the Company’s Initial Response Letter and above, the Company’s approach to materiality in its voluntary reporting, including in its CDP Water Submission report, is different from the Company’s approach to Materiality in SEC reporting, even if the Company uses the word “material” or “materiality” in its voluntary reporting. The concepts of materiality used for the purposes of creating the disclosures in the Company’s Corporate Responsibility Reporting and CDP filings are broader than the definition of Materiality under the U.S. federal securities laws. While water availability and quality are relevant to the Company’s supply chain, the impacts of water availability and quality on the Company’s suppliers have not risen to the level where they are Material to the Company’s business, financial condition or results of operations to date.

In addition to the Company’s periodic business reviews and engagement with its suppliers, the Company conducts a regular water risk assessment to understand the related risks faced by its manufacturing suppliers as well as mitigating actions. In assessing water availability and quality risks of these suppliers, the Company conducts a screening process by: 1) identifying supplier manufacturing site locations in “extremely high” or “high” overall water risk regions based on the WRI Aqueduct water risk tool; 2) reviewing whether included sites are considered substantively strategic to the Company’s business; 3) soliciting and reviewing water use data from relevant suppliers; 4) reviewing relevant supplier water mitigation plans; and 5) taking additional measures if necessary, such as requesting further assessments, data or investments related to water risk mitigation measures from suppliers. Based on this risk assessment, the Company has determined that its suppliers located in “extremely high” or “high” water risk sites have adequate water conservation and risk mitigation measures to negate substantive impacts to the Company’s business operations, revenue or expenditures.

With respect to the Company’s direct wafer manufacturing suppliers specifically, the contracted wafer manufacturing stage is the point in the Company’s value chain at which the most amount of water is used and the most effluents generated. In addition to the assessment described above, the Company works closely with its wafer manufacturing suppliers to understand water risks, to track and manage water use, and to encourage its wafer manufacturing suppliers to continue to increase water use efficiency. The Company also is focused on collaborating in industry efforts to address responsible water use and water conservation.

The Company notes that in the 2022 Form 10-K, the Company’s Risk Factors discuss that the Company’s third-party manufacturers are subject to various environmental laws, including those relating to air pollutants and wastewater, and also notes that the Company discusses risks regarding its dependency on third-party manufacturers overall. In addition, the Company respectfully notes to the Staff that water availability and quality could be Material to its suppliers without being Material to the Company because of the Company’s supply chain redundancy, inventory management and other mitigations built into the Company’s supply chain. The Company will continue to monitor the potential impact of water availability and quality in the manufacturing of its products, including the determination of the Materiality on its business and operations.

-Please revise your disclosure to more clearly address how you could be impacted if severe weather impacts your customers. In this regard, we note your disclosure on page 9 of your Form 10-K indicating that one customer accounted for 16% of your consolidated net revenue for the year ended December 31, 2022 and that a loss of this customer would have a material adverse effect on your business.

The Company notes to the Staff that while the total loss of a significant customer may have a Material adverse effect on the Company, or severe weather could disrupt customer operations and therefore have an indirect Material impact on the Company’s business, each of these risks are discussed as potentially Material risks in the 2022 Form 10-K. The Company’s risk factor regarding the risk of catastrophic events within the Risk Factors section of the 2022 Form 10-K (“Our worldwide operations are subject to political, legal and economic risk and natural disasters, which could have a material adverse effect on us”), provides that natural events and climate change such as earthquakes, tsunamis, flooding, typhoons, droughts, fires, extreme heat and volcanic eruptions could disrupt the Company’s operations, or those of its manufacturers, vendors or customers. In addition, the Company risk factor concerning its customers (“The loss of a significant customer may have a material adverse effect on us”) provides clarity on the degree to which the Company is dependent on a small number of customers. The Company has a business continuity program designed to mitigate risks including impacts from severe weather events and notes that, to date, no severe weather events impacting the Company’s customers have resulted in a Material impact on the Company’s business. The Company also has contingency plans for each of the Company’s major sites designed to mitigate the impact of severe weather events and maintain operations during such disruptions. These contingency plans are based on engagements and input with customers who may also be impacted by severe weather events.

Moreover, many of the Company’s customers are highly sophisticated, multinational organizations with severe weather emergency and disaster plans of their own, including steps to diversify their business operations and operate in multiple locations and geographies. While additional information regarding its largest customer is competitively sensitive, the Company notes that its largest customer is a multinational corporation operating globally with a diverse supply chain and distribution network designed to mitigate risks, including severe weather. The Company regularly engages with its largest customer on these and related matters. In addition, the Company regularly engages with its other major customers to understand customer demand forecasts and logistics. The Company’s regular engagements with customers enables the Company to monitor, assess and respond to risks in the Company’s supply chain, including potential weather-related risks, and enables the Company to take a proactive approach in identifying and mitigating potential disruptions caused by events such as severe weather.

3.We note your response to prior comment 4. Please tell us whether you expect to purchase carbon credits or offsets in future periods.

The Company does not currently have plans to purchase carbon credits or offsets in future periods. As noted in the Company’s Initial Response Letter, if the Company’s plans change in the future, the Company will disclose in future periods the purchase or sale of carbon credits or offsets if Material to the Company’s business, financial condition or results of operations.

Sincerely,
/s/ Jean Hu
Jean Hu
Executive Vice President, Chief Financial Officer and Treasurer

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